                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       Enlighten Software Solutions, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                001035-29336A 10
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                                 (CUSIP Number)



                                  David R. Ford
                    Senior Vice President and General Counsel
                           Maden Tech Consulting, Inc.
                      2110 Washington Boulevard, Suite 200
                               Arlington, VA 22204
                                 (703) 769-4576
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  March 12, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001035-29336A 10               13D                   PAGE 2 OF 6 PAGES


----------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Maden Tech Consulting, Inc.
        54-1323531
----------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [ ]

                                                                                           (b) [ ]
----------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
----------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
        2(e)
        [ ]
----------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
----------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               3,888,888
       SHARES           --------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 -0-
      REPORTING         --------------------------------------------------------------------------
       PERSON           9     SOLE DISPOSITIVE POWER
        WITH
                              3,888,888
                        --------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
----------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,888,888
----------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
----------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.9%
----------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 001035-29336A 10               13D                   PAGE 3 OF 6 PAGES

----------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Omar Maden
----------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [ ]

                                                                                           (b) [ ]
----------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
----------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
        2(e)
        [ ]
----------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
----------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               3,888,888
        SHARES          ----------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 -0-
      REPORTING         --------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              3,888,888
                        --------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
----------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,888,888
----------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [ ]
----------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.9%
----------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 001035-29336A 10               13D                   PAGE 4 OF 6 PAGES


            Introductory Note

            This Amendment No. 1 to Schedule 13D amends and restates to the extent set forth herein the material reported in the certain Schedule 13D filed by Maden Tech Consulting, Inc. ("Maden Tech")and Omar Maden, the sole stockholder, Chief Executive Officer and a director of Maden Tech, on March 16, 2001 (the "Original 13D"). Except as set forth herein, the responses presented in the Original Schedule 13D remain true, complete and correct as of the date hereof.

Item 3.     Source and Amount of Funds or Other Consideration


            The Reporting Persons hereby amend and restate their response to
Item 3 to read in its entirety as follows.

            Maden Tech acquired the Issuer securities it beneficially owns on March 6, 2001 pursuant to the initial advance made by Maden Tech to the Issuer under a Loan Agreement dated as of February 14, 2001 by and between Maden Tech and the Issuer (the "Loan Agreement"). Under the Loan Agreement, Maden Tech agreed to provide the Issuer an initial advance of $100,000 and, in the sole discretion of Maden Tech, additional advances under a credit facility providing for total borrowings in the aggregate amount of up to $1,118,250. All amounts extended under the credit facility are secured by the Issuer's core products, technology and intellectual property and are evidenced by a convertible note repayable upon demand by Maden Tech made after July 15, 2001.

            On March 6, 2001, Maden Tech made the initial advance of $100,000 under the credit facility from Maden Tech's working capital. In connection with the initial advance of $100,000, on March 6, 2001 the Issuer granted Maden Tech a warrant to purchase up to 2,000,000 shares of the Issuer's Common Stock. The warrant is immediately exercisable and will remain exercisable until March 6, 2002, at a price equal to the trailing five-day average closing price of the Issuer's Common Stock calculated as of the trading day immediately before the date of exercise.

            Subject to adjustment upon the occurrence of certain events, Maden Tech is entitled to convert amounts extended under the credit facility into shares of the Issuer's Common Stock at a conversion price of $0.225 per share. Accordingly, the $100,000 advanced by Maden Tech to the Issuer is immediately convertible into 444,444 shares of the Issuer's Common Stock. On March 12, 2001, March 28, 2001, April 6, 2001 and April 11, 2001, Maden Tech advanced the Issuer $75,000, $150,000, $50,000 and $50,000, respectively, under the credit facility. The aggregate of $325,000 advanced is immediately convertible into an additional 1,444,444 shares of the Issuer's Common Stock. If the credit facility were fully extended, Maden Tech would acquire the right to convert the indebtedness into shares of the Issuer's Common Stock representing up to 49.9 percent of the shares then outstanding (excluding, for the purpose of such calculation, shares of Common Stock issuable upon exercise by Maden Tech of the warrant).

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CUSIP NO. 001035-29336A 10               13D                   PAGE 5 OF 6 PAGES


Item 5.     Interest in Securities of the Issuer

            The Reporting Persons hereby amend and restate their response to
Item 5 to read in its entirety as follows.

            Maden Tech beneficially owns 3,888,888 shares of the Issuer's Common Stock, representing 43.9% of the shares of the Issuer's Common Stock outstanding. Maden Tech has a right to acquire all such shares within 60 days upon conversion of amounts outstanding under the credit facility (covering 1,888,888 shares) or exercise of the warrant (covering 2,000,000 shares). Omar Maden, as the sole stockholder and a director of Maden Tech, may be deemed to beneficially own all such 3,888,888 shares beneficially owned by Maden Tech.

            Upon acquisition of any shares of Common Stock underlying the convertible note and/or the warrant, as the case may be, Maden Tech will have sole voting and dispositive power over the shares acquired. Other than Omar Maden, as described in the preceding paragraph, none of the executive officers and directors of Maden Tech identified in the response to Item 2, above, beneficially owns any shares of the Issuer's Common Stock. Further, except as described in this report, none of such individuals has engaged in any transactions in the Issuer's Common Stock during the past 60 days.

            Aside from Omar Maden, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Issuer's Common Stock beneficially owned by Maden Tech.


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CUSIP NO. 001035-29336A 10               13D                   PAGE 6 OF 6 PAGES


                                   Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Maden Tech Consulting, Inc.



                                            By:  /s/ OMAR MADEN
                                            ---------------------------------
                                            Name: Omar Maden
                                            Its:  Chief Executive Officer


                                                /s/ OMAR MADEN
                                            ------------------------------------
                                            Omar Maden

Dated: April 19, 2001